July 2, 2019

VIA EMAIL

Edward M. Kelly, Esq.

Senior Counsel

Sherry Haywood, Esq.

Staff Attorney

Securities and Exchange Commission

Washington, D.C. 20549

Re:AmeraMex International, Inc.

      Amendment No. 1 to Registration Statement on Form 10 filed May 10, 2019

      File Number 000-56054

Dear Mr. Kelly and Ms. Haywood:

We have received your comment letter dated June 6, 2019 (the “Comment Letter”) regarding the Registration Statement on Form 10 filed on May 10, 2019 (the “Registration Statement”) on behalf of AmeraMex International, Inc. (the “Company”). We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

General

1.        On behalf of the Company, we acknowledge that the Registration Statement becomes effective automatically 60 calendar days after its initial filing. The Company will then be subject to the reporting requirements of the Securities Exchange Act of 1934, even if comments remain open on the Registration Statement.

Business

2.        Staff Comment: Please clearly disclose your distribution methods to sell, lease, and rent your products and the need for any governmental approval for your products and services. See Item 101(h)(4) of Regulation S-K.

Response: We have added section “Distribution Network” under Item 1 to explain our distribution methods and the need for any government approval for our products and services.

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Directors and Executive Officers

3.        Staff Comment: In the biographical paragraphs of Hope Stone, describe briefly her business experience during the past five years. See Item 5 of Form 10 and Item 401(e)(1) of Regulation S-K.

Response: Hope Stone’s biographical information has been updated in the Registration Statement to describe her business experience during the past five years. Biographical information has also been added for two newly appointed directors: J. Jeffery Morris and Brian Hamre. Michael Maloney’s biographical information has also been updated to include his new role as Treasurer.

Certain Relationships and Related Transactions

4.        Staff Comment: We note the disclosure of your note payable to your chief executive officer. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Hamre. For guidance you may wish to refer to Item 601(b)(10)(iii) of Regulation S-K and Question 146.06 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

Response: A written description of the oral agreement with Mr. Hamre is attached as Exhibit 3.6. Reference to Exhibit 3.6 is now included in Item 7, Related Party Transactions.

Recent Sales of Unregistered Securities

5.       Staff Comment: For the March 10, 2016 issuances of 25,000,000 shares of common stock to McCloud Communications and of 500,000 shares to Michael Maloney, state the value of the services rendered by McCloud Communications and Michael Maloney. For the February 12, 2016 issuances of 12,000,000 shares of common stock to three board members, state the value of the services rendered by each board member during 2015. Additionally, for the March 10, 2016 issuance of 50,000,000 shares of common stock to Lee Hamre, state the amount of the partial repayment of the loan. See Item 10 of Form10 and Item 701(c) of Regulation S-K.

Response: Item 10 has been updated to reflect the value of the services rendered to us in exchange for the issuance of common stock on March 10, 2016 to McCloud Communications and Michael Maloney. The values are $97,500 and $185,000, respectively. For the February 12, 2016 issuance of 12,000,000 shares of common stock to three board members (4,000,000 shares to each board member), each board member (Michael Maloney, Lee Hamre, and Marty McCloud) provided services to the company valued at $15,000.

Exhibits

Bylaws

6.       Staff Comment: We note that your bylaws are not consistent with your operations. For example, your bylaws disclose in section 1.1. that the registered office of your corporation shall be in the state of Nevada, In section 3.2 that the number of directors shall range

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from five to nine directors, and in section 8.1 that your officers shall include a treasurer. Please advise.

Response: Section 1.1 of the bylaws has been amended to reference our Principal Office and our Principal Office is located at 3930 Esplanade, Chico, California 95973. The location of our Principal Office may be changed by approval of a majority of the authorized directors.

Section 3.2 of the bylaws has been amended to allow for a minimum of three directors and a maximum of nine. For compliance with section 8.1 of the bylaws, we have appointed Michael Maloney as our Treasurer.

Note 9 – Commitments and Contingencies

7.      Staff Comment: Please revise your disclosure to state if the pending legal proceedings are expected to be material to your cash flows and operating result in addition to your financial position. If there are lawsuits that may be material to your cash flows and/or operating results, specific disclosures for these legal proceedings should be provided. Please refer to ASC 450-20-50 for guidance.

Response: Note 12, Commitments and Contingencies, has been updated to state there are no pending legal proceedings that are expected to be material to our cash flow and operating results.

Note 13 – Subsequent Events

8.      Staff Comment: Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

Response: Note 13, Subsequent Events, has been updated to state. We evaluated subsequent events and transactions that occurred after December 31, 2018 through May 3, 2019.

We have amended the Registration Statement to reflect these responses to the Comment Letter, as well as to include updated financial information.

Thank you for your continued review of the Registration Statement. Please let us know if you have any further comments.

Very truly yours,

/s/Lynne Bolduc

Lynne Bolduc, Esq.